SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: December 29, 2010	By:	/S/ WANG ZHIQING
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Resolutions of the 2010 Extraordinary General Meeting

The Company and all members of the board of directors warrant the truthfulness, accuracy and completeness of the information contained in this announcement and jointly and severally accept full responsibility for any false representations or misleading statements contained in, or material omissions from this announcement.

Important:

No objection or amendment was made to the resolutions proposed at the meeting.

No supplement was made to the resolutions before the convening of the meeting.

I.	The convening and attendance of the meeting

The 2010 extraordinary general meeting (the “EGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was held on-site on 28 December 2010 (Tuesday) at 14:00 p.m. at Jinshan Roller-skating Stadium, Shanghai, the People’s Republic of China (the “PRC”). For the EGM, holders of the Company’s A shares were provided the facility of on-line voting.

The EGM was attended by 2,887 shareholders in person and shareholders by proxy holding 6.422 billion shares, representing 89.20% of the Company’s total shares of 7.2 billion shares. Among the attending shareholders, shareholders who were required to abstain from voting on the resolutions in relation to the connected transactions (i.e. ordinary resolution 2 and ordinary resolution 3) pursuant to the Listing Rules of the Shanghai Stock Exchange and the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited abstained from voting at the EGM. No shareholder was entitled to attend the EGM but could only vote against the relevant resolutions at the EGM.

Attendance of shares with voting rights in respect of the ordinary resolutions:

Ordinary Resolutions		No. of Shares with Voting Rights Held by Shareholders Attending the EGM in Person or by Proxy (billion shares) (A)			Total No. of Shares with Voting Rights (billion shares) (B)	Percentage (%) (A/ B)
		Non-circulating Shares	Circulating Shares	Total
1	Resolution on the appointment of Mr. Wang Zhiqing as director to fill up the vacancy in the sixth session of the Board	4.017	2.405	6.422	7.2	89.20
2	The resolution on considering and approving the “Mutual Product Supply and Sale Services Framework Agreement” and the caps on the relevant continuing connected transactions contemplated thereunder for years 2011-2013	0.017	2.405	2.422	3.2	75.69
3	The resolution on considering and approving the “Comprehensive Services Framework Agreement” and the caps on the relevant continuing connected transactions contemplated thereunder for years 2011-2013

The convening of the EGM complied with the relevant provisions of the Company Law of the PRC and the articles of association of the Company.

The EGM was convened by the board of directors (the “Board”) of the Company, and Mr. Rong Guangdao, Chairman of the Company, presided over the EGM. The Company had 11 incumbent directors, of whom 7 attended the EGM. Chairman Mr. Rong Guangdao, Vice Chairman Mr. Wu Haijun, Directors Mr. Shi Wei, Mr. Dai Jinbao and Mr. Xiang Hanyin, and Independent Directors Mr. Jiang Zhiquan and Mr. Zhou Yunnong. were present at the EGM. Directors Mr. Li Honggen and Mr. Lei Dianwu, and Independent Directors Mr. Chen Xinyuan and Mr. Sun Chiping were absent from the EGM due to business engagements. The Company had 7 incumbent supervisors, of whom 5 attended the EGM. Chairman of the supervisory committee Mr. Gao Jinping, Supervisors Mr. Zhang Chenghua, Ms. Wang Yanjun and Mr. Wu Xiaoqi, and Independent Supervisor Mr. Yin Yongli attended the EGM. Candidate for Director and President Mr. Wang Zhiqing, Chief Financial Officer Mr. Ye Guohua were present at the EGM. Company Secretary Mr. Zhang Jingming attended the EGM.

II.	Review of the ordinary resolutions

The following ordinary resolutions were considered and passed at the EGM through voting by open ballot:

1.	Resolution on the appointment of Mr. Wang Zhiqing as director to fill up the vacancy in the sixth session of the Board.

	Shares held by shareholders who voted in favor	Shares held by shareholders who voted against	Percentage of shares held by shareholders who voted in favor* (%)
Voting results of shareholders	4,491,465,205	300,592,315	93.73
Including:
Shareholders with non-circulating shares	4,016,730,000	0	100
Shareholders with circulating shares	474,735,205	300,592,315	61.23

*	Percentage of shares voted in favor refers to the proportion of shares held by shareholders who voted in favor accounting for the total voting shares (i.e. shares voted in favor plus shares voted against) held by shareholders (or their proxies) attending the EGM. (same below)

Due to change in work, Mr. Du Chongjun resigned as a director of the Company on 11 November 2010 by submitting a letter of resignation to the Board. There is no disagreement between Mr. Du and the Board and there are no matters that need to be brought to the attention of the shareholders of the Company.

Wang Zhiqing, 48, currently President and Deputy Secretary of the Communist PartyCommittee of the Company. Mr. Wang joined Sinopec Group in 1983 and held various positions including Deputy Chief Engineer of Luoyang Petrochemical Complex cum Officer-in-Charge of the preparatory team for the complex’s chemical fiber plant, and then Deputy Chief Engineer of the complex cum Director of the chemical fiber plant. From June 1999 to December 2001, Mr. Wang was Chief Engineer of Luoyang Petrochemical Complex. From February 2000 to December 2001, Mr. Wang was Vice President cum Chief Engineer of Sinopec Luoyang Company. From December 2001 to October 2006, Mr. Wang was President of Sinopec Luoyang Company. From July 2005 to May 2007, Mr. Wang was the Leader of the preparatory team for a Sinopec refinery project in Guangxi. From October 2006 to December 2008, Mr. Wang was President of Sinopec Jiujiang Company. From October 2006 to July 2010, Mr. Wang was President of Jiujiang Petrochemical Complex. From December 2008 to July 2010, Mr. Wang was General Manager of Sinopec Jiujiang Company. Mr. Wang was appointed President and Deputy Secretary of the Communist Party Committee of the Company in July 2010.

Mr. Wang graduated from the East China Petroleum Institute with a Bachelor of Engineering in 1983, majoring in refinery engineering, and graduated from China University of Petroleum (East China) with a Doctorate in Engineering in 2006, majoring in chemical engineering and technology. He is a senior engineer by professional title.

Save as disclosed above, Mr. Wang has not held any directorship in other listed public companies in the past three years or any other position within the Company or any of its subsidiaries, is not connected with any directors, senior management or substantial or controlling shareholders of the Company, and does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Mr. Wang will enter into a service contract with the Company on 28 December 2010. His term of office will commence on 28 December 2010 and end on the date of the 2010 annual general meeting. Mr. Wang’s remuneration will be determined according to the Remuneration System for Directors, Supervisors and Senior Management which has been passed at the 2002 annual general meeting. The Company will disclose in the annual report the amount of remuneration obtained by Mr. Wang during the reporting period in question. Mr. Wang’s remuneration is not covered in the service contract.

Save as disclosed above, the Company is not aware of any other matters that need to be brought to the attention of the shareholders of the Company nor any information that is required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to Mr. Wang’s appointment as a director of the Company.

2.	To consider and approve the resolution on the “Mutual Product Supply and Sale Services Framework Agreement” and the caps on the relevant continuing connected transactions contemplated thereunder for years 2011-2013 (i.e. the “On-going Connected Transactions”, same as below).

To consider and approve the “Mutual Product Supply and Sale Services Framework Agreement” and the continuing connected transactions contemplated thereunder, and the caps on the relevant continuing connected transactions for each of the three years ending 31 December 2011, 31 December 2012 and 31 December 2013. To approve and confirm generally and unconditionally that all directors of the Company are authorized to do things and take actions necessary or desirable to implement and give effect to any of the matters relating to, or incidental to, the “Mutual Product Supply and Sale Services Framework Agreement”, and to make changes thereto which may in his or her opinion be necessary or desirable.

	Shares held by shareholders who voted in favor	Shares held by shareholders who voted against	Percentage of shares held by shareholders who voted in favor* (%)
Voting results of shareholders	666,552,298	132,701,861	83.40
Including:
Shareholders with non-circulating shares	16,730,000	0	100
Shareholders with circulating shares	649,822,298	132,701,861	83.04

3.	To consider and approve the resolution on the “Comprehensive Services Framework Agreement” and the caps on the relevant continuing connected transactions contemplated thereunder for years 2011-2013.

To consider and approve the “Comprehensive Services Framework Agreement” and the continuing connected transactions contemplated thereunder, and the caps on the relevant continuing connected transactions for each of the three years ending 31 December 2011, 31 December 2012 and 31 December 2013. To approve and confirm generally and unconditionally that all directors of the Company are authorized to do things and take actions necessary or desirable to implement and give effect to any of the matters relating to, or incidental to, the “Comprehensive Services Framework Agreement”, and to make changes thereto which may in his or her opinion be necessary or desirable.

	Shares held by shareholders who voted in favor	Shares held by shareholders who voted against	Percentage of shares held by shareholders who voted in favor* (%)
Voting results of shareholders	426,256,285	370,983,756	53.47
Including:
Shareholders with non-circulating shares	16,730,000	0	100
Shareholders with circulating shares	409,526,285	370,983,756	52.47

III.	Lawyer’s certification and the scrutineer

As certified by and stated in the legal opinion issued by lawyers Gao Wei and Sun Weiwei of the Company’s legal advisor as to the PRC law, Haiwen & Partners (Beijing City), “the convening and holding of the 2010 EGM, the qualification of the convener, the qualifications of shareholders or proxies who attended the EGM and the voting procedures adopted at the EGM were in compliance with the provisions of the relevant laws and the articles of association of the Company. As a result, the voting results of the EGM are valid.”

The Company had appointed Computershare Hong Kong Investor Services Limited as the scrutineer to monitor the vote-counting procedures at the EGM. The Company has complied with the voting instructions stipulated by HKSCC Nominees Limited.

IV.	Documents available for inspection:

1.	Resolutions passed at the 2010 EGM; and

2.	Legal opinion from Haiwen & Partners (Beijing City).

By Order of the Board Zhang Jingming Company Secretary

Shanghai, the PRC, 28 December 2010

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Wang Zhiqing, Wu Haijun, Li Honggen, Shi Wei and Dai Jinbao ; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Resolutions of the 18th Meeting of the Sixth Session

of the Board of Directors

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The notice of the 18th meeting of the sixth session of the board of directors (the “Board”) (the “Meeting”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was despatched to all directors on 14 December 2010 by way of facsimile and letters. The Meeting was held on 28 December 2010 by way of correspondence. Of the 12 directors entitled to attend the Meeting, 12 directors were in attendance. Members of the supervisory committee and the senior management of the Company attended the Meeting. The convening of the Meeting complied with the regulations of the Company Law of the People’s Republic of China and the articles of association of the Company. Mr. Rong Guangdao, Chairman, presided over the Meeting. The Meeting considered and approved the following resolutions:

Resolution 1: The appointment of Mr. Wang Zhiqing as Executive Director to fill up the vacancy in the sixth session of the Board of the Company was considered and approved with 12 votes in favor, 0 vote against and 0 abstention.

Resolution 2: The appointment of Mr. Wang Zhiqing as Vice Chairman to the sixth session of the Board of the Company was considered and approved with 12 votes in favor, 0 vote against and 0 abstention.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 28 December 2010

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Wang Zhiqing, Wu Haijun, Li Honggen, Shi Wei and Dai Jinbao ; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.